Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Rio Tinto to invest in extending life of Bingham Canyon mine

19 June 2012

Rio Tinto is to invest US$660 million over the next seven years to extend the life of its Kennecott Utah Copper Bingham Canyon mine in Salt Lake City from 2018 to 2029.

The investment includes the construction of mine infrastructure and new equipment to support pushing back the south wall of the mine. First ore from the south wall push back, which will be processed through existing mill facilities, is expected in 2017. The investment will enable production at an average of 180 thousand tonnes of copper, 185 thousand ounces of gold and 13.8 thousand tonnes of molybdenum a year from 2019 through 2029.

Rio Tinto Copper chief executive Andrew Harding said “This investment highlights the additional value we can create by the efficient investment of capital at existing tier one assets. It will secure low cost copper, gold and molybdenum production for the next two decades. We continue to evaluate underground options that will further extend the life of Bingham Canyon, which has already been in operation for more than 100 years."

Work continues on evaluating projects to expand the tailings impoundment and upgrade the power plant, and obtaining permits for these projects.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont…/

Continues	Page 2 of 2

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Christina Mills	David Ovington
Office: +44 (0) 20 7781 1154	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7825 275 605	Mobile: +44 (0) 7920 010 978

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media